Exhibit 3.5

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

ACUMEN PHARMACEUTICALS, INC.

Acumen Pharmaceuticals, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows:

1.    The name of this corporation is Acumen Pharmaceuticals, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware on January 4, 1996 under the name Acumen Pharmaceuticals, Inc.

2.    An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 20, 2020 (the “Restated Certificate”).

3.    The Restated Certificate is hereby amended as follows:

The first paragraph of Article FOURTH of the Restated Certificate is hereby amended by adding the following at the end of such paragraph:

“Effective at the time this Certificate of Amendment to this Restated Certificate is filed with and accepted by the Secretary of State of the State of Delaware (the “Second Effective Time”), each 1.49 shares of Common Stock issued and outstanding immediately prior to the Second Effective Time shall, automatically and without any action on the part of the Corporation or the respective holders thereof, be converted into one share of Common Stock and each 1.49 shares of Preferred Stock issued and outstanding immediately prior to the Second Effective Time shall be converted into one share of Preferred Stock, without increasing or decreasing the par value of each share of Common Stock or Preferred Stock (the “Second Reverse Split”), such that each holder of record of 1.49 shares of Common Stock or Preferred stock previously held by such owner, as applicable, shall hold one (1) validly issued, fully paid and non-assessable share of Common Stock or Preferred Stock, as applicable; provided, however, that the Corporation shall issue no fractional shares of Common Stock or Preferred Stock as a result of the Second Reverse Split, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share as determined by the Board of Directors of the Corporation. The number of authorized shares of Common Stock and each class of Preferred Stock of the Corporation shall remain as set forth in this Restated Certificate. The Second Reverse Split shall occur whether or not the certificates representing such shares of Common Stock are surrendered to the Corporation or its transfer agent. The Second Reverse Split shall be effected on a certificate-by-certificate basis and each certificate share number will then be rounded down.”

4.    This Certificate of Amendment to the Restated Certificate has been duly approved by the Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law.

5.    This Certificate of Amendment to the Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law. This Certificate of Amendment to the Restated Certificate has been duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law by the stockholders of the Corporation.

Acumen Pharmaceuticals, Inc. has caused this Certificate of Amendment to Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer on June 23, 2021.

ACUMEN PHARMACEUTICALS, INC.

By:	/s/ Daniel J. O’Connell
Daniel J. O’Connell
Chief Executive Officer